Exhibit 12

PHILLIPS 66 AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended June 30	Years Ended December 31
	2014	2013	2012	2011	2010	2009
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$2,642	5,509	6,624	6,619	1,314	843
Distributions less than equity in earnings of affiliates	379	(354)	(872)	(951)	(723)	(562)
Fixed charges, excluding capitalized interest*	178	365	376	142	153	160
	$3,199	5,520	6,128	5,810	744	441

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$134	275	246	17	1	1
Capitalized interest	4	—	—	—	4	57
Interest portion of rental expense	41	83	121	116	133	153
	$179	358	367	133	138	211
Ratio of Earnings to Fixed Charges	17.9	15.4	16.7	43.7	5.4	2.1
* Includes amortization of capitalized interest totaling approximately $3 million for the six months ended June 30, 2014. Amortization of capitalized interest for the years ended December 31, totaled approximately $7 million in 2013, $9 million in 2012, $9 million in 2011, $19 million in 2010, and $6 million in 2009.